NOTICE DECLARING INTENTION
TO BE QUALIFIED UNDER
NATIONAL INSTRUMENT 44-101

SHORT FORM PROSPECTUS DISTRIBUTIONS
(“NI 44-101”)
May 14, 2007

To:  The Ontario Securities Commission, as notice regulator, and all other applicable securities regulators in the provinces of Canada

Canadian Zinc Corporation (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that is must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

Canadian Zinc Corporation

John F. Kearney
By: John F. Kearney Chairman